Left Hand Brewing Company
Published by Sprout Social
· July 31 at 7:00 AM ·

We're excited to announce our Community Investment Round is now open to the public! We're raising funds to build a platform to help independent craft beverages companies stay independent, as opposed to selling to multinationals or closing because of the current challenges in our industry. Small, local businesses positively impact our communities, making it critical for them to stay open! 🙌

To learn more about this opportunity in detail, please visit our Wefunder page ➡️ https://wefunder.com/lefthandbrewingcompany

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We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


Community Investment Round
Now Open to the Public
LEFT HAND
BREWING Co